UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
573083102

(CUSIP Number)
William C. Stern, Esq.
Martha Stewart Living Omnimedia, Inc.
11 West 42nd Street, 25th Floor
New York, New York 10036

(212) 827-8036

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 18, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	573083102
SCHEDULE 13D

1	NAME OF REPORTING PERSONS. ALEXIS STEWART I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (1)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		6,029 shares of Class A Common Stock (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		28,218,215 shares of Class A Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,029 shares of Class A Common Stock (1)

WITH	10	SHARED DISPOSITIVE POWER

28,218,215 shares of Class A Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,224,244 shares of Class A Common Stock (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.1%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Of the 6,029 shares, all but 601 shares are subject to a risk of forfeiture if the Reporting Person’s employment relationship with the Company is terminated before the shares vest.

(2)	As of the date hereof, the Reporting Person may be deemed to beneficially own 28,218,215 shares of Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (ii) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership (“MSFLP”) appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time. The 28,218,215 shares of Class A Common Stock include the following: (i) 5,100 shares of Class A Common Stock owned by Martha Stewart, (ii) exercisable options to purchase 300,000 shares of Class A Common

Stock, held by Martha Stewart, (iii) 400,000 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP, and (iv) 26,690,125 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP. In addition, the Reporting Person may be deemed to beneficially own 822,990 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), for which the Reporting Person is a co-trustee.

(3)	Based upon a total of 28,274,192 shares of Class A Common Stock outstanding as of November 4, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, and assumes (i) the conversion of 26,690,125 shares of Class B Common Stock and (ii) the exercise of options to purchase 300,000 shares of Class A Common Stock held by Martha Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company’s Class A Common Stock.

SCHEDULE 13D/A
     This Amendment No. 4 (“Amendment No. 5”) amends the Statement on Schedule 13D filed on January 26, 2005, as amended by Amendment No. 1 filed on July 6, 2005, Amendment No. 2 filed on August 2, 2005, Amendment No. 3 filed on September 1, 2005, and Amendment No. 4 filed on March 16, 2007 (as amended, the “Schedule 13D”), by and on behalf of Alexis Stewart (the “Reporting Person”).
     Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 4. Purpose of Transaction.
     Item 4 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:
     On March 3, 2008, Ms. Alexis Stewart received a restricted stock grant of 3,250 shares of Class A Common Stock under the Company’s 1999 Stock Incentive Plan in connection with her employment by the Company. The shares are subject to a risk of forfeiture if the Reporting Person’s employment relationship with the Company is terminated before the shares vest. The grant vests over three years, with 33% of the shares vesting on each of March 3, 2009 and March 3, 2010, and 34% vesting on March 3, 2011.
Item 5. Interest in Securities of the Issuer.
     Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:
     (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 28,224,244 shares of Class A Common Stock. This number includes (i) 6,029 shares of Class A Common Stock owned by the Reporting Person, (ii) 822,990 shares of Class A Common Stock held by the Foundation for which the Reporting Person and her mother (Martha Stewart) are co-trustees and share voting power and dispositive power, (iii) 5,100 shares of Class A Common Stock owned by Martha Stewart, (iv) exercisable options to purchase 300,000 shares of Class A Common Stock held by Martha Stewart, (v) 400,000 shares of Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP, and (vi) 26,690,125 shares of the Company’s Class B Common Stock, owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock. The Reporting Person may be deemed to beneficially own the shares referenced in (iii) to (vi) above pursuant to (A) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by Martha Stewart from time to time and a power of attorney, dated as of October 6, 2004, whereby Martha Stewart appointed the Reporting Person as her attorney-in-fact and (B) a revocable proxy, dated as of October 6, 2004, whereby the Martha Stewart Family Limited Partnership (“MSFLP”) appointed the Reporting Person as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of the Company that are owned by MSFLP from time to time.
     The Reporting Person may be deemed to own an aggregate of 51.1% of the Company’s Class A Common Stock, which is calculated based on a total of 28,274,192 shares of Class A Common Stock outstanding as of November 4, 2008, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008, and assumes (i) the conversion of 26,690,125 shares of Class B Common Stock and (ii) the exercise of options to purchase 300,000 shares of Class A Common Stock held by Martha Stewart, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Company’s Class A Common Stock.
     By virtue of the relationships described in Item 4, as amended on August 2, 2005, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional

29,816 shares of Class A Common Stock owned beneficially and directly by the 1999 Trust, 10,648 shares of Class A Common Stock owned beneficially and directly by M. Stewart, Inc. and 37,270 shares of Class A Common Stock owned beneficially and directly by the 2000 Trust, for a total beneficial ownership of 28,374,884, which represents 51.3% of the shares of Class A Common Stock outstanding. The reporting person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that she is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts and Foundation, report separately on Schedule 13G. M. Stewart, Inc., the 1999 Trust, the 2000 Trust, Lawrence Shire, as co-trustee of the 2000 Trust, and the Foundation report separately on Schedules 13D.
     Part (b) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:
     (b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover page of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.
     Part (c) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:
     On May 7, 2007 and March 10, 2008, MSFLP conveyed 69,174 shares and 31,907 shares, respectively, of Class B Common Stock to the Company for no consideration. These shares of Class B Common Stock were owned directly by MSFLP and indirectly by Martha Stewart as the sole general partner of MSFLP. Under an agreement between MSFLP and the Company, MSFLP periodically conveys a number of shares of Class B Common Stock to the Company corresponding, on a net treasury basis, to the number of options exercised under the Company’s 1997 Nonqualified Class A LLC Unit/Stock Option Plan during the relevant period. These shares are then canceled by the Company.
     On May 28, 2008, the Foundation gifted a total of 177,010 shares.
     In the past 60 days, MSFLP has sold shares of Class A Common Stock in the open market as follows:

Date of Disposition	Number of Shares	Price Per Share[1]
December 18, 2008	42,700	$3.0000
	300	3.0100
	1,600	3.0200
	400	3.0300
	4,700	3.0400
	3,400	3.0500
	60,965	3.0000
	300	3.0067
	31,600	3.0000
	8,000	3.0050
	200	3.0100
	27,100	3.0850
	100	3.1100
	62,400	3.0000
	600	3.0033
	6,200	3.0139
	1,100	3.0800

December 19, 2008	19,100	3.0000
	300	3.0000

[1]	Price Per Share does not reflect commissions paid by MSFLP.

Date of Disposition	Number of Shares	Price Per Share[1]
January 5, 2009	900	3.0000
	13,475	3.0000
	3,600	3.0100
	12,270	3.0000
	44,790	3.0000
	3,900	3.0018
     Part (d) of Item 5 of the Schedule 13D remains unchanged except that Part (d)(i) is amended and restated in its entirety to read as follows:
     (d) (i) Martha Stewart is the beneficial owner of 28,218,215 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.
     Except as indicated above, the information set forth in Item 5 of the Schedule 13D remains unchanged

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 7, 2009

/s/ Alexis Stewart
Alexis Stewart